U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Wildermuth Endowment Strategy Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11525 Park Woods Circle

Alpharetta, Georgia 30005

Telephone Number (including area code): (678) 356-1100

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	☒	No	☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Alpharetta and State of Georgia on the 13th day of September, 2013.

[SEAL]	Signature:

Wildermuth Endowment Strategy Fund

By: /s/ Daniel Wildermuth
Daniel Wildermuth President and Initial Sole Trustee
Attest:
By: /s/ Carol Wildermuth
Carol Wildermuth Vice President, Treasurer and Secretary